SOL STRATEGIES ANNOUNCES RESIGNATION OF CHIEF TECHNOLOGY OFFICER,
EFFECTIVE APRIL 30, 2026

TORONTO, Ontario -- March 17, 2026 --- SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced that Max Kaplan has resigned as Chief Technology Officer, effective April 30, 2026, to pursue new opportunities. The Company does not intend to immediately fill the CTO role.

Mr. Kaplan joined SOL Strategies through the acquisition of Orangefin Ventures on December 31, 2024, initially as Head of Staking before being appointed Chief Technology Officer on January 30, 2025. During his tenure, he oversaw the integration of multiple validator operations, led the team that achieved SOC 1 & SOC 2 Type 2, and ISO 27001 certifications, and built and automated the Company's engineering infrastructure & automation. The engineering team he built remains fully operational and will continue its work under existing leadership.

SOL Strategies' validator operations, staking services, and core infrastructure are fully automated and staffed by an experienced team of senior engineers. The Company's business operations are expected to continue without interruption, and the transition is not expected to affect day-to-day performance or service delivery.

"It's been a privilege to work alongside this team during a period where we built something genuinely durable," said Mr. Kaplan. "We've built a resilient framework of orchestration, monitoring and automation for our infrastructure, including several open-source tools. The team knows what they're doing, and I'm proud of what we accomplished together. I'm excited about what's next for SOL Strategies."

"Max and I have known each other for many years, prior to our work together at SOL Strategies, and he's always been eager to pursue new technologies and dedicate maximum effort to his work. Max came in through the Orangefin acquisition and got to work immediately," said Michael Hubbard, Interim CEO of SOL Strategies. "He built the engineering foundation this company needed, got us through our security certifications, and leaves the team in a strong position. We're grateful for Max's contributions to the company and wish him well on his future endeavors."

The Company's remaining engineering team will carry forward day-to-day operations. SOL Strategies does not expect the transition to affect its validator operations or infrastructure.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the engagement of a replacement Chief Technology Officer and the continuity of the Company's business following his departure. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.